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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ______________

                                 SCHEDULE 14D-9
       Solicitation/Recommendation Statement Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                                ______________

                               (AMENDMENT NO. 1)

                          CARLYLE REAL ESTATE LIMITED
                                PARTNERSHIP-VII
                           (Name of Subject Company)


                          CARLYLE REAL ESTATE LIMITED
                                PARTNERSHIP-VII
                       (Name of Person Filing Statement)

                         Limited Partnership Interests
                         (Title of Class of Securities)


                                   143099307
                    (CUSIP Numbers of Classes of Securities)

                                ______________


                                  Gary Nickele
                             JMB REALTY CORPORATION
                           900 North Michigan Avenue
                            Chicago, Illinois 60611
                                 (312) 440-4800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) filing Statement)

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     This Amendment amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (the "Statement") filed by Carlyle Real Estate Limited Partnership-VII (the "Partnership") on May 26, 1998. Unless otherwise indicated, capitalized terms used herein have the same meanings as set forth in the originally filed Statement.

Item 2. Tender Offer of the Bidder

     Item 2 of the Statement is amended to add the following information:

          On June 5, 1998, the Purchasers, by Amendment No. 1 to the Purchaser's
     Schedule 14d-1 dated June 5, 1998 amended the Offer (as so amended, the "Amended Offer") to increase the number of Interests sought pursuant to the Amended Offer to all of the outstanding Interests, to reduce the purchase price to $20 per Interest, net to the seller in cash, without interest, upon the terms and conditions set forth in the Amended Offer, and to extend the expiration date under the Amended Offer to 12:00 midnight, Pacific Standard time, on June 30, 1998, unless further extended.

Item 4. The Solicitation or Recommendation

     Item 4 of the Statement is amended to add the following information:

          Following the Partnership's receipt of the Amended Offer, the Special Committee of the Board of Directors of JMB met to review and consider the Amended Offer. Based on its analysis, including consideration of the factors discussed below, the Special Committee has determined that the Amended Offer is inadequate and not in the best interests of Interestholders. Accordingly, the Partnership recommends that Interestholders reject the Amended Offer and not tender their Interests pursuant to the Amended Offer.

          The Special Committee concluded that, in view of the fact that the Partnership has sold all of its interests in real estate and is in liquidation and that its assets are primarily cash or cash equivalents, it would not be meaningful or cost-effective to have its financial advisor prepare a current valuation of the Partnership's business and assets or the value of an Interest or to express an opinion with regard to the adequacy of the Amended Offer. Accordingly, the financial advisor was not requested to render, and has not rendered, any such valuation or opinion in connection with the Amended Offer. The Special Committee reached its conclusions with respect to the Amended Offer after considering a variety of factors, including, but not limited to, the following:

               (i) On April 8, 1998, the Partnership sold its sole remaining real property interest. The Partnership expects to make a final liquidating distribution in December 1998. Based upon its estimate of the likely expense of winding down its affairs (which assumes that there are no claims made for breach of the representations, warranties and covenants made by the Partnership in connection with the sale of its sole remaining real property interest), the Partnership expects to make a distribution to Interestholders of between approximately $40 to $80 per Interest in December 1998.

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               (ii) The Purchasers are making the Amended Offer with a view to making a profit. Accordingly, there is a conflict of interest between their desire to purchase the Interests at a low price and Interestholders' desire to obtain the maximum cash return for their Interests.

               (iii) The Partnership believes that the Interests are an illiquid investment whose full value generally can only be realized by an Interestholder who retains his or her Interests through the liquidation of the Partnership. In this regard, the Partnership has sold its sole remaining real property interest and, pursuant to
          Section 17.2 of the Partnership Agreement, is dissolved. Under Section
          18.1 of the Partnership Agreement, JMB, as the Corporate General Partner, is required to wind up the affairs of the Partnership, subject to the discretion of the Corporate General Partner to determine the time, manner and terms of the sale of any Partnership property (e.g., securities investments) and the right of the Corporate General Partner, pursuant to Section 18.2 of the Partnership Agreement, to set up such reserves as it may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Partnership. It is expected that the Partnership will complete its liquidation and wind up its affairs during 1998. In such event, 1998 would be the last year for which an Interestholder would receive a form K-1 from the Partnership.

               (iv) The Amended Offer price of $20 per Interest is between 25% and 50% of the high and low ends of the range of the amount that the Partnership expects to distribute to Interestholders in December 1998.

Item 8. Additional Information to be Furnished

     Item 8 of the Statement is amended to add the following information:

          The Purchasers state in their Amended Offer, "As a result of the [Amended] Offer, the Purchaser (sic) may be in a position to significantly influence all Partnership decisions on which [Interestholders] may vote." The Letter of Transmittal (the "Letter of Transmittal") included as part of the Amended Offer purports to provide the Purchasers (or their designees) with a proxy to vote the Interests of an Interestholder who sells his or her Interests pursuant to the Amended Offer. Under the Partnership Agreement, Limited Partners of the Partnership may vote on certain specified matters. In order for the Purchasers to vote any Interests that they acquire pursuant to the Amended Offer, the Purchasers must either hold valid proxies to vote such Interests (assuming the Interests may be voted by proxy) or must be admitted to the Partnership as substituted Limited Partners with respect to such Interests. The Partnership Agreement does not specify whether the Interests of a Limited Partner may be voted by proxy, and in any event the Corporate General Partner has not decided whether it would recognize the purported proxy in the Letter of Transmittal under the circumstances provided for therein. Furthermore, under the Partnership Agreement, the admission of the Purchasers as substituted Limited Partners with respect to any Interests they acquire pursuant to the Amended Offer depends upon, among other things, the written consent of the Corporate General Partner, which may be granted or denied in the sole and absolute discretion of the Corporate General Partner, and the Corporate General Partner reserves the right to refuse to admit any or all of the Purchasers as substituted

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     Limited Partners of the Partnership with respect to any or all Interests acquired pursuant to the Amended Offer. Under the Partnership Agreement, "The rights of an assignee who does not become a substituted Limited Partner, by reason of non-consent thereto by the Corporate General Partner, shall be limited to receipt of his share of cash distributions and
     Partnership profits or losses. . . ."

          In addition, under the terms of the Amended Offer, the Purchasers are seeking to purchase all outstanding Interests of the Partnership. Pursuant to the Partnership Agreement, no assignment of an Interest will be effective if such assignment would, in the opinion of counsel for the Corporate General Partner, result in the termination of the Partnership for purposes of the then-applicable provisions of the Internal Revenue Code (which termination may occur when 50% or more of the total interests in the Partnership capital and profits is transferred by sale or exchange in a twelve-month period). Depending upon the number of Interests tendered pursuant to the Amended Offer, sales of Interests on the secondary market for the period following completion of the Amended Offer may be limited. The Partnership will not process any requests for transfers of Interests during a twelve-month period that, in the opinion of counsel for the Corporate General Partner, would cause a tax termination. For this purpose, during the period from July 1, 1997 to June 11, 1998, transfers of approximately 370 (approximately 2.1%) of the Interests have been effected or are currently pending. Because of the tax-related transfer restrictions, in no event will an aggregate of 50% or more of the Interests be acquired pursuant to the Amended Offer (reduced to the extent of any prior transfers of Interests within the preceding twelve months unless such previously transferred Interests can be traced to Interests accepted for purchase under the Amended Offer). Thus, it is possible that only a portion of the Interests tendered could be purchased pursuant to the Amended Offer.


     Item 9. Material to be Filed as Exhibits

          Item 9 of the Statement is amended to add the following exhibit:

          Exhibit
          Number               Description
          ------               -----------
          (a)(2)    Letter, dated June 15, 1998 from the
                    Partnership to its Interestholders.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     CARLYLE REAL ESTATE
                                     LIMITED PARTNERSHIP-VII


                                     By: JMB REALTY CORPORATION
                                         Corporate General Partner of
                                         the Partnership

                                         /s/ Judd D. Malkin
                                     By:______________________________
                                        Name: Judd D. Malkin
                                        Title: Chairman

Dated: June 15, 1998

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                                 EXHIBIT INDEX

Exhibit
Number                 Description                         Page No.
------                 -----------                         --------
(a)(2)      Letter, dated June 15, 1998 from the
            Partnership to its Interestholders.

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